                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  SCHEDULE 13D

                                (Amendment No. 3)

                    UNDER THE SECURITIES EXCHANGE ACT OF 1934

                                  GUESS?, INC.

                                (Name of Issuer)

                                  COMMON STOCK

                         (Title of Class of Securities)

                                   401617 10 5

                                 (CUSIP Number)

                                Maurice Marciano
                                  Guess?, Inc.
                            1444 South Alameda Street
                                 (213) 765-3100

                  (Name, Address and Telephone Number of Person
                Authorized to Receive Notices and Communications)

                                October 11, 2004

             (Date of Event which Requires Filing of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box [_].

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act.

                                PAGE 1 OF 7 PAGES

CUSIP NO. 401617 10 5             Schedule 13D                 Page 2 of 7 Pages

--------------------------------------------------------------------------------
1        NAME OF REPORTING PERSONS
         I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

         Maurice Marciano
--------------------------------------------------------------------------------
2        CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
                                                             (a) [ ] (b) [X]
--------------------------------------------------------------------------------
3        SEC USE ONLY

-------------------------------------------------------------------------------
4        SOURCE OF FUNDS

-------------------------------------------------------------------------------
5        CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
         PURSUANT TO ITEMS 2(d) or 2(e)
                                                          Item 2(d)        [__]
                                                          Item 2(e)        [__]
-------------------------------------------------------------------------------
6        CITIZENSHIP OR PLACE OF ORGANIZATION
         Republic of France

-------------------------------------------------------------------------------
                              7        SOLE VOTING POWER
                                       16,023,214
         NUMBER OF            -------------------------------------------------
           SHARES             8        SHARED VOTING POWER
        BENEFICIALLY                   10,000
          OWNED BY            -------------------------------------------------
            EACH              9        SOLE DISPOSITIVE POWER
         REPORTING                     16,023,214
           PERSON             -------------------------------------------------
            WITH              10       SHARED DISPOSITIVE POWER
                                       10,000
-------------------------------------------------------------------------------
11       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
         16,033,214
-------------------------------------------------------------------------------
12       CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
                                                                         [ ]
-------------------------------------------------------------------------------
13       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
         36.4%
-------------------------------------------------------------------------------
14       TYPE OF REPORTING PERSON
         IN
-------------------------------------------------------------------------------

CUSIP NO. 401617 10 5             Schedule 13D                 Page 3 of 7 Pages


This Amendment No. 3 to Schedule 13D (this "Amendment No. 3") amends or amends and restates, where indicated, the statement on Schedule 13D relating to the Common Stock of the Issuer filed by Mr. Marciano with the Securities and Exchange Commission on June 10, 2003 (the "Initial Schedule 13D"), as amended by Amendment No. 1 to Schedule 13D filed by Mr. Marciano with the Securities and Exchange Commission on June 21, 2004 ("Amendment No. 1") and as amended by Amendment No. 2 to Schedule 13D filed by Mr. Marciano with the Securities and Exchange Commission on July 8, 2004 ("Amendment No. 2"). Capitalized terms used in this Amendment No. 3 but not otherwise defined herein have the meanings given to them in the Initial Schedule 13D or prior amendments thereto.

This Amendment No. 3 is being made to supplement Amendment No. 2 to disclose the transfer of shares (the "Shares") of Common Stock of the Issuer by Mr. Marciano as sole trustee of the Maurice Marciano Trust (2000 Restatement) (the "Maurice Marciano Trust") to Marciano Financial Holdings II, LLC, for estate planning purposes. Except as otherwise set forth herein, this Amendment No. 3 does not modify any of the information previously reported by Mr. Marciano in the Initial
Schedule 13D, Amendment No. 1 or Amendment No. 2.

ITEM 5. INTEREST IN SECURITIES OF THE ISSUER

Mr. Marciano beneficially owns 16,033,214 shares of Common Stock as follows:
15,666,009 shares held indirectly as sole trustee of the Maurice Marciano Trust of which 11,050,000 shares are held by Marciano Financial Holdings II, LLC, and are indirectly owned by Mr. Marciano as sole trustee of the Maurice Marciano Trust in his capacity as a member of Marciano Financial Holdings II, LLC; 100,870 shares held indirectly as sole advisor of the Maurice Marciano 2001 Children's Trust; 256,300 shares held indirectly as president of the Maurice Marciano Family Foundation; 10,000 shares held by his wife; and 35 shares held as sole trustee of the Maurice Marciano Gift Trust FBO Caroline Marciano.

The 16,033,214 shares beneficially owned by Mr. Marciano represent 36.4% of the outstanding shares of the Common Stock. Percentage ownership of the Common Stock is based on 44,058,701 shares of Common Stock, which represents the number of outstanding shares of Common Stock as of July 27, 2004, as reported in the Quarterly Report on Form 10-Q of the Issuer for the quarter ended June 26, 2004.

Mr. Marciano has (i) sole voting power with respect to 100,870 shares held indirectly as sole advisor of the Maurice Marciano 2001 Children's Trust, 15,666,009 shares held indirectly as sole trustee of the Maurice Marciano Trust, and 35 shares held as sole trustee of the Maurice Marciano Gift Trust FBO Caroline Marciano; (ii) shared voting power with respect to 256,300 shares held indirectly as president of the Maurice Marciano Family Foundation, and 10,000 shares held by his wife; (iii) sole dispositive power with respect to 15,666,009 shares held indirectly as sole trustee of the Maurice Marciano Trust and 35 shares held as sole trustee of the Maurice Marciano Gift Trust FBO Caroline Marciano; and (iv) shared dispositive power with respect to 256,300 shares held indirectly as president of the Maurice Marciano Family Foundation, and 10,000 shares held by his wife.

On October 11, 2004, 11,050,000 Shares held indirectly by Mr. Marciano as sole trustee of the Maurice Marciano Trust were contributed by Mr. Marciano as sole trustee of the Maurice Marciano Trust to Marciano Financial Holdings II, LLC, and are indirectly owned by Mr. Marciano as sole trustee of the Maurice Marciano Trust in his capacity as a member of Marciano Financial Holdings II, LLC. Pursuant to the terms of the Amended and Restated Operating Agreement of Marciano Financial Holdings II, LLC, a copy of which is attached as Exhibit 1 hereto, Mr. Marciano as sole trustee of the Maurice Marciano Trust has the sole power and authority to exercise voting and investment power in respect of the 11,050,000 shares contributed to Marciano Financial Holdings II, LLC by the

Maurice Marciano Trust. All dividends and other distributions (whether in cash or in kind), stock splits, and all proceeds from the sale, pledge or other transactions in respect of, the shares of Common Stock contributed to Marciano Financial Holdings II, LLC by Maurice Marciano as sole trustee of the Maurice Marciano Trust shall be distributed in respect of the membership interests issued to the Maurice Marciano Trust of which Maurice Marciano is the sole trustee.

On October 14, 2004, Mr. Marciano as sole trustee of the Maurice Marciano Trust granted an economic interest in its membership interest in Marciano Financial Holdings II, LLC equal to a 15% interest in Marciano Financial Holdings II, LLC to The Maurice Marciano 2004 Two-Year Annuity Trust. Mr. Marciano is the sole trustee and sole current beneficiary of The Maurice Marciano 2004 Two-Year Annuity Trust.

CUSIP NO. 401617 10 5             Schedule 13D                 Page 4 of 7 Pages

In the last 60 days, Mr. Marciano as sole trustee of the Maurice Marciano Trust has engaged in the following sales of the Common Stock, which sales have been effected through a broker in accordance with Rule 144 of the Securities and Exchange Commission:

                                        AMOUNT OF
               DATE OF SALE          SECURITIES SOLD       PRICE PER SHARE
               ------------          ---------------       ---------------
                8/25/2004                12,500                 $16.00
                8/26/2004                   400                 $16.00
                 9/8/2004                   100                 $16.44
                 9/8/2004                   100                 $16.45
                 9/8/2004                   600                 $16.47
                 9/8/2004                   100                 $16.49
                 9/8/2004                   600                 $16.50
                 9/8/2004                10,100                 $16.52
                 9/8/2004                   100                 $16.54
                 9/8/2004                   600                 $16.55
                 9/8/2004                   200                 $16.57
                 9/9/2004                 1,600                 $16.00
                 9/9/2004                   100                 $16.01
                 9/9/2004                 1,000                 $16.02
                 9/9/2004                   600                 $16.03
                 9/9/2004                 2,100                 $16.04
                 9/9/2004                   500                 $16.05
                 9/9/2004                   200                 $16.06
                 9/9/2004                 1,500                 $16.08
                 9/9/2004                   500                 $16.09
                 9/9/2004                   800                 $16.10
                 9/9/2004                   700                 $16.12
                 9/9/2004                   500                 $16.14
                 9/9/2004                   200                 $16.20
                 9/9/2004                   100                 $16.21
                 9/9/2004                   200                 $16.23
                 9/9/2004                   200                 $16.30
                 9/9/2004                   300                 $16.36
                 9/9/2004                   400                 $16.38
                 9/9/2004                   600                 $16.43
                 9/9/2004                   300                 $16.48
                 9/9/2004                   100                 $16.49
                9/14/2004                12,400                 $16.40
                9/14/2004                   100                 $16.43
                9/15/2004                   200                 $16.21
                9/15/2004                   200                 $16.24
                9/15/2004                   300                 $16.25
                9/15/2004                   400                 $16.26
                9/15/2004                 1,800                 $16.27
                9/15/2004                   200                 $16.28
                9/15/2004                   100                 $16.29
                9/15/2004                   200                 $16.30
                9/15/2004                   400                 $16.31
                9/15/2004                   100                 $16.32
                9/15/2004                   200                 $16.33
                9/15/2004                   600                 $16.35
                9/15/2004                   200                 $16.37
                9/15/2004                 1,500                 $16.38
                9/15/2004                 6,100                 $16.40
                9/23/2004                   100                 $16.91
                9/23/2004                 3,200                 $16.92
                9/23/2004                 1,600                 $16.93
                9/23/2004                 6,300                 $16.94
                9/23/2004                   900                 $16.95
                9/23/2004                   100                 $16.96
                9/23/2004                   100                 $16.98
                9/23/2004                   100                 $17.11
                9/23/2004                   100                 $17.15
                9/24/2004                 6,200                 $17.80
                9/24/2004                   100                 $17.85
                9/24/2004                 3,000                 $17.90
                9/24/2004                   200                 $17.97
                9/24/2004                 3,000                 $18.03
                9/29/2004                   300                 $17.35
                9/29/2004                 2,200                 $17.37
                9/29/2004                   400                 $17.38
                9/29/2004                 7,000                 $17.40
                9/29/2004                 1,400                 $17.43

CUSIP NO. 401617 10 5             Schedule 13D                 Page 5 of 7 Pages

                                        AMOUNT OF
               DATE OF SALE          SECURITIES SOLD       PRICE PER SHARE
               ------------          ---------------       ---------------
                9/29/2004                   400                 $17.55
                9/29/2004                   700                 $17.61
                9/29/2004                   100                 $17.77
                9/30/2004                 2,200                 $17.33
                9/30/2004                 1,800                 $17.45
                9/30/2004                 1,300                 $17.49
                9/30/2004                 6,600                 $17.50
                9/30/2004                   100                 $17.53
                9/30/2004                   500                 $17.54
                10/5/2004                   200                 $17.00
                10/5/2004                   900                 $17.02
                10/5/2004                 2,400                 $17.03
                10/5/2004                 1,400                 $17.04
                10/5/2004                   700                 $17.05
                10/5/2004                   500                 $17.06
                10/5/2004                 1,000                 $17.08
                10/5/2004                 1,600                 $17.10
                10/5/2004                 1,200                 $17.13
                10/5/2004                   100                 $17.15
                10/5/2004                   500                 $17.29
                10/5/2004                 2,000                 $17.30
                10/6/2004                 4,000                 $16.75
                10/6/2004                 3,000                 $16.76
                10/6/2004                   600                 $16.77
                10/6/2004                 1,100                 $16.79
                10/6/2004                 3,100                 $16.80
                10/6/2004                   700                 $16.84
               10/13/2004                   600                 $16.30
               10/13/2004                   300                 $16.31
               10/13/2004                   700                 $16.33
               10/13/2004                   300                 $16.34
               10/13/2004                   100                 $16.40
               10/13/2004                   200                 $16.44
               10/13/2004                 2,300                 $16.45
               10/13/2004                   900                 $16.46
               10/13/2004                   600                 $16.47
               10/13/2004                   100                 $16.50
               10/13/2004                   800                 $16.52
               10/13/2004                 1,000                 $16.53
               10/13/2004                   300                 $16.54
               10/13/2004                 1,200                 $16.55
               10/13/2004                   900                 $16.56
               10/13/2004                   300                 $16.57
               10/13/2004                   100                 $16.58
               10/13/2004                   300                 $16.82
               10/13/2004                   300                 $16.90
               10/13/2004                   200                 $16.96
               10/13/2004                   100                 $17.04
               10/13/2004                   200                 $17.20
               10/13/2004                   300                 $17.25
               10/13/2004                   100                 $17.26
               10/13/2004                   300                 $17.30
               10/14/2004                10,600                 $16.50
               10/14/2004                   500                 $16.51
               10/14/2004                   200                 $16.54
               10/14/2004                   100                 $16.59
               10/14/2004                   400                 $16.66
               10/14/2004                   700                 $16.75

Except for the transactions reported in this statement on Schedule 13D, on statements under Section 16 of the Exchange Act or otherwise, Mr. Marciano has not engaged in any other transactions in the Common Stock of the Issuer within the past 60 days.

Except as disclosed herein, no other person has the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the shares of Common Stock described herein

ITEM 7. MATERIAL TO BE FILED AS EXHIBITS

Exhibit 1 Amendment No. 3 and Restatement of Operating Agreement for Marciano Financial Holdings II, LLC, dated
                   October 11, 2004.

CUSIP NO. 401617 10 5             Schedule 13D                 Page 6 of 7 Pages



                                    SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date:  October 21, 2004

                                             MAURICE MARCIANO


                                             /s/ Maurice Marciano
                                             -----------------------------------


Attention. Intentional misstatements or omissions of fact constitute federal criminal violations (see 18 U.S.C. 1001).

CUSIP NO. 401617 10 5             Schedule 13D                 Page 7 of 7 Pages

                                  EXHIBIT INDEX



Exhibit No.         Description


1 Amendment No. 3 and Restatement of Operating Agreement for Marciano Financial Holdings II, LLC, dated
                    October 11,2004.

EXHIBIT 1



             AMENDMENT NO. 3 AND RESTATEMENT OF OPERATING AGREEMENT

                                       FOR

                       MARCIANO FINANCIAL HOLDINGS II, LLC

                     A CALIFORNIA LIMITED LIABILITY COMPANY






THE SALE OF THE SECURITIES THAT ARE THE SUBJECT OF THIS AGREEMENT HAS NOT BEEN QUALIFIED WITH THE COMMISSIONER OF CORPORATIONS OF THE STATE OF CALIFORNIA AND THE ISSUANCE OF SUCH SECURITIES OR THE PAYMENT OR RECEIPT OF ANY PART OF THE CONSIDERATION FOR SUCH SECURITIES PRIOR TO SUCH QUALIFICATION IS UNLAWFUL, UNLESS THE SALE OF SECURITIES IS EXEMPT FROM QUALIFICATION BY SECTION 25100, 25102, OR 25105 OF THE CALIFORNIA CORPORATIONS CODE. THE RIGHTS OF ALL PARTIES TO THIS AGREEMENT ARE EXPRESSLY CONDITIONED UPON SUCH QUALIFICATION BEING OBTAINED, UNLESS THE SALE IS SO EXEMPT.

                                TABLE OF CONTENTS


                                                                            PAGE
                                                                            ----

ARTICLE 1.
DEFINITIONS....................................................................1
1.1      "Act".................................................................1
1.2      "Adjusted Capital Account Deficit"....................................1
1.3      "Affiliate"...........................................................2
1.4      "Agreement"...........................................................2
1.5      "Articles"............................................................2
1.6      "Assignee"............................................................2
1.7      "Bankruptcy"..........................................................2
1.8      "Capital Account".....................................................2
1.9      "Capital Contributions"...............................................2
1.10     "Code"................................................................3
1.11     "Company".............................................................3
1.12     "Company Minimum Gain"................................................3
1.13     "Distributable Cash"..................................................3
1.14     "Distribution"........................................................3
1.15     "Economic Interest"...................................................3
1.16     "Economic Interest Owner".............................................3
1.17     "Fiscal Year".........................................................3
1.18     "Gross Asset Value"...................................................3
1.19     "Liquidation".........................................................4
1.20     "Majority Interest"...................................................4
1.21     "Manager".............................................................4
1.22     "Member"..............................................................4
1.23     "Member Loans"........................................................4
1.24     "Member Nonrecourse Debt".............................................4
1.25     "Member Nonrecourse Debt Minimum Gain"................................4
1.26     "Member Nonrecourse Deductions".......................................4
1.27     "Membership Interest".................................................4
1.28     "Nonrecourse Debt"....................................................4
1.29     "Nonrecourse Deductions"..............................................4
1.30     "Nonrecourse Liability"...............................................5
1.31     "Percentage Interest".................................................5
1.32     "Person"..............................................................5
1.33     "Profits" and "Losses"................................................5
1.34     "Regulations".........................................................5

                                TABLE OF CONTENTS
                                   (continued)

                                                                            PAGE
                                                                            ----

ARTICLE 2.
ORGANIZATIONAL MATTERS.........................................................6
2.1      Formation.............................................................6
2.2      Name..................................................................6
2.3      Term..................................................................6
2.4      Office and Agent......................................................6
2.5      Purpose of Company....................................................6

ARTICLE 3.
CAPITAL CONTRIBUTIONS..........................................................6
3.1      Initial Capital Contributions.........................................6
3.2      Additional Capital Contributions......................................6
3.3      Capital Accounts......................................................7
3.4      Treatment of Capital Contributions....................................7
3.5      No Obligation to Fund Capital Account Deficit.........................8
3.6      Member Loans..........................................................8

ARTICLE 4.
MEMBERS........................................................................8
4.1      Limited Liability.....................................................8
4.2      Admission of Additional Members.......................................8
4.3      Withdrawals or Resignations...........................................8
4.4      Transactions with the Company.........................................9
4.5      Remuneration to Members...............................................9
4.6      Meetings of Members...................................................9

ARTICLE 5.
MANAGEMENT AND CONTROL OF THE COMPANY..........................................9
5.1      Management of the Company by Manager..................................9
5.2      Appointment of Manager...............................................10
5.3      Performance of Duties: Liability of Manager..........................10
5.4      Devotion of Time.....................................................11
5.5      Transactions between the Company and the Manager.....................11
5.6      Payments to Manager..................................................11
5.7      Expenses.............................................................11
5.8      Acts of Manager as Conclusive Evidence of Authority..................11
5.9      Limited Liability....................................................12

                                TABLE OF CONTENTS
                                   (continued)

                                                                            PAGE
                                                                            ----


ARTICLE 6.
ALLOCATIONS OF PROFIT AND LOSS
AND DISTRIBUTIONS.............................................................12
6.1      Time of Allocations and Distributions................................12
6.2      Allocations of Profits and Losses....................................12
6.3      Nonrecourse Deductions; Minimum Gain Chargeback......................13
6.4      Member Nonrecourse Deductions........................................13
6.5      Qualified Income Offset..............................................13
6.6      Treatment of Special Allocations.....................................14
6.7      Tax Credits..........................................................14
6.8      Depreciation Recapture...............................................14
6.9      Differing Tax Basis; Tax Allocation..................................14
6.10     Sharing Between Transferor and Transferee............................14
6.11     Excess Nonrecourse Liability Safe Harbor.............................15
6.12     .....................................................................15
6.13     In-Kind Distributions................................................15
6.14     Restriction on Distributions.........................................15
6.15     Return of Distributions..............................................16
6.16     Distributions of Tax Cash............................................16

ARTICLE 7.
TRANSFER AND ASSIGNMENT OF INTERESTS..........................................17
7.1      Transfer and Assignment of Interests.................................17
7.2      Further Restrictions on Transfer of Interests........................17
7.3      Right of First Refusal...............................................17
7.4      Transferee Entitled to Economic Interest Only........................18
7.5      Permitted Transfer...................................................18
7.6      Determination of Purchase Price......................................18
7.7      Substitution of Members..............................................19
7.8      Effective Date of Permitted Transfers................................20
7.9      Rights of Legal Representatives......................................20
7.10     No Effect to Transfers in Violation of Agreement.....................20
7.11     Option to Purchase Non-Economic Interest.............................20

ARTICLE 8.
ACCOUNTING, RECORDS, REPORTING BY MEMBERS.....................................21
8.1      Books and Records....................................................21
8.2      Delivery to Members and Inspection...................................21
8.3      Annual Statements....................................................22

                                TABLE OF CONTENTS
                                   (continued)

                                                                            PAGE
                                                                            ----

8.4      Financial and Other Information......................................22
8.5      Filings..............................................................22
8.6      Bank Accounts........................................................23
8.7      Accounting Decisions and Reliance on Others..........................23
8.8      Accounting to Members.  .............................................23
8.9      Tax Matters for the Company Handled by Manager.......................23
8.10     Tax Status and Returns...............................................23
8.11     Discretionary Section 754 Election...................................23

ARTICLE 9.
DISSOLUTION AND WINDING UP....................................................24
9.1      Dissolution..........................................................24
9.2      Events Not Causing Dissolution.......................................24
9.3      Winding Up...........................................................24
9.4      Distributions in Kind................................................24
9.5      Order of Payment and Distribution Upon Dissolution...................25
9.6      Limitations on Payments Made in Dissolution..........................25
9.7      Certificate of Cancellation..........................................25
9.8      No Action for Dissolution............................................25

ARTICLE 10.
INDEMNIFICATION AND INSURANCE.................................................26
10.1     Indemnification of Agents............................................26
10.2     Insurance............................................................26

ARTICLE 11.
PROVISIONS RELATING TO GUESS?, INC. STOCK.....................................26
11.1     Control Over Shares..................................................26
11.2     Allocations of Profit and Loss and Distributions.....................27
11.3     Effect of Transfer by Gift...........................................27

ARTICLE 12.
MISCELLANEOUS.................................................................27
12.1     Counsel to the Company...............................................27
12.2     Confidentiality and Press Releases...................................28
12.3     Complete Agreement...................................................28
12.4     Binding Effect.......................................................28
12.5     Parties in Interest..................................................28
12.6     Pronouns; Statutory References.......................................28
12.7     Headings   ..........................................................28
12.8     Interpretation.......................................................28

                                TABLE OF CONTENTS
                                   (continued)

                                                                            PAGE
                                                                            ----

12.9     References to this Agreement.........................................29
12.10    Disputed Matters; Arbitration........................................29
12.11    Exhibits.............................................................29
12.12    Severability.........................................................29
12.13    Additional Documents and Acts........................................29
12.14    Notices..............................................................29
12.15    Amendments...........................................................29
12.16    Reliance on Authority of Person Signing Agreement....................30
12.17    No Interest in Company Property; Waiver of Action for Partition......30
12.18    Multiple Counterparts................................................30
12.19    Attorney Fees........................................................30
12.20    Time is of the Essence...............................................30
12.22    Remedies Cumulative..................................................31

EXHIBIT A.....................................................................32

             AMENDMENT NO. 3 AND RESTATEMENT OF OPERATING AGREEMENT
                                       FOR
                       MARCIANO FINANCIAL HOLDINGS II, LLC
                     A CALIFORNIA LIMITED LIABILITY COMPANY




THIS AMENDMENT NO. 3 AND RESTATEMENT OF OPERATING AGREEMENT is made as of October 11, 2004, by and among the parties listed on the signature pages hereof, with reference to the following facts:

           A. The parties formed Marciano Financial Holdings II, LLC (the "Company"), a limited liability company under the laws of the State of California, by an Operating Agreement dated November 15, 1999 (the "Original Agreement").

           B. The parties desire to adopt and approve a restatement of the operating agreement for the Company and, effective as of the date hereof, the Original Agreement is superseded and of no further force or effect.

NOW, THEREFORE, the parties (hereinafter sometimes collectively referred to as the "Members," or individually as a "Member") by this Agreement set forth the operating agreement for the Company under the laws of the State of California upon the terms and subject to the conditions of this Agreement.

                                   ARTICLE 1.
                                   DEFINITIONS

           When used in this Agreement, the following terms shall have the meanings set forth below (all terms used in this Agreement that are not defined in this Article 1 shall have the meanings set forth elsewhere in this Agreement):

           1.1 "ACT" means the California Limited Liability Company Act, California Corporations Code Section 17000 ET SEQ., as the same may be amended from time to time.

           1.2 "ADJUSTED CAPITAL ACCOUNT DEFICIT" means, with respect to any Member, the deficit balance, if any, in such Member's Capital Account as of the end of the relevant Fiscal Year, after giving effect to the following adjustments:

                  1.2(a) Credit to such Capital Account any amounts which such Member is obligated to restore pursuant to this Agreement or is deemed to be obligated to restore pursuant to Regulations Section 1.704-1(b)(2)(ii)(C) after taking into account any changes during such year in Company Minimum Gain and in Minimum Gain attributable to any Company Nonrecourse Debt under Regulations
Section 1.704-2(d)(2) and (3); and

                  1.2(b) Debit to such Capital Account the items described in Sections 1.704- 1(b)(2)(ii)(d)(4), (5), and (6) of the Regulations.

The foregoing definition of Adjusted Capital Account Deficit is intended to comply with the provisions of Section 1.704-1(b)(2)(ii)(d) of the Regulations and shall be interpreted consistently therewith.

           1.3 "AFFILIATE" means any individual, partnership, corporation, trust or other entity or association, directly or indirectly controlled by, or under common control with, a Member. The term "control," as used in the immediately preceding sentence, means, with respect to a corporation or limited liability company the right to exercise, directly or indirectly, more than fifty percent (50%) of the voting rights attributable to the controlled corporation or limited liability company, and, with respect to any individual, partnership, trust, other entity or association, the possession, directly or indirectly, of the power to direct or cause the direction of the management or policies of the controlled entity.

           1.4 "AGREEMENT" means this Operating Agreement, as originally executed and as amended from time to time.

           1.5 "ARTICLES" means Articles of Organization for the Company originally filed with the California Secretary of State and as amended from time to time.

           1.6 "ASSIGNEE" means a Person who has acquired an Economic Interest in the Company but who has not been admitted as a Substituted Member.

           1.7 "BANKRUPTCY" means: (a) the filing of an application by a Member for, or his or her consent to, the appointment of a trustee, receiver, or custodian of his or her other assets; (b) the entry of an order for relief with respect to a Member in proceedings under the United States Bankruptcy Code, as amended or superseded from time to time; (c) the making by a Member of a general assignment for the benefit of creditors; (d) the entry of an order, judgment, or decree by any court of competent jurisdiction appointing a trustee, receiver, or custodian of the assets of a Member unless the proceedings and the Person appointed are dismissed within ninety (90) days; or (e) the failure by a Member generally to pay his or her debts as the debts become due within the meaning of
Section 303(h)(1) of the United States Bankruptcy Code, as determined by the Bankruptcy Court, or the admission in writing of his or her inability to pay his or her debts as they become due.

           1.8 "CAPITAL ACCOUNT" means with respect to any Member the capital account which the Company establishes and maintains for such Member pursuant to
Section 3.3.

           1.9 "CAPITAL CONTRIBUTIONS" means the total value of cash and fair market value of property (including promissory notes) contributed and/or services rendered or to be rendered to the Company by Members.

           1.10 "CODE" means the Internal Revenue Code of 1986, as amended from time to time, the provisions of succeeding law and, to the extent applicable, the Regulations.

           1.11 "COMPANY" means Marciano Financial Holdings II, LLC, a California limited liability company.

           1.12 "COMPANY MINIMUM GAIN" shall have the meaning ascribed to the term "Partnership Minimum Gain" in Regulations Section 1.704-2(d)(1).

           1.13 "DISTRIBUTABLE CASH" means the amount of cash which the Manager deems available for distribution to the Members, taking into account all Company debts, liabilities, and obligations then due and amounts which the Manager deems necessary to place into reserves for customary and usual claims with respect to the Company's business.

           1.14 "DISTRIBUTION" means any money or other property transferred without consideration to Members with respect to their interests in the Company, but shall not include any payments to the Manager pursuant to Section 5.6.

           1.15 "ECONOMIC INTEREST" means a Member's or Economic Interest Owner's share of one or more of the Company's taxable income, taxable losses, and distributions of the Company's assets pursuant to this Agreement and the Act, but shall not include any other rights of a Member, including, without limitation, the right to vote or participate in the management, or any right to information concerning the business or affairs of Company.

           1.16 "ECONOMIC INTEREST OWNER" means the owner of an Economic Interest who is not a Member.

           1.17 "FISCAL YEAR" means the Company's fiscal year, which shall be the calendar year.

           1.18 "GROSS ASSET VALUE" means, with respect to any asset of the Company, the asset's adjusted basis for federal income tax purposes; provided, however, that (i) the Gross Asset Value of any asset contributed by a Member to the Company or distributed to a Member by the Company shall be the gross fair market value of such asset (without taking into account Section 7701(g) of the Code), as reasonably determined by the contributing or distributee Member, as the case may be, and the Manager; (ii) the Gross Asset Values of all Company assets shall be adjusted to equal their respective gross fair market values (without taking into account Section 7701(g) of the Code), upon the termination of the Company for federal income tax purposes pursuant to Section 708(b)(1)(B) of the Code; and (iii) the Gross Asset Values of all Company assets may be adjusted in the sole and absolute discretion of the Manager to equal their respective gross fair market values (taking into account Section 7701(g) of the Code), as reasonably determined by the Manager, as of (A) the date of the acquisition of an additional interest in the Company by any new or existing Member in exchange for more than a de minimis contribution to the capital of the Company or (B) upon the distribution by the Company to a retiring or continuing Member of more than a de minimis amount of Company property including money in reduction of such Member's interest in the Company.

           1.19 "LIQUIDATION" means in respect to the Company the earlier of the date upon which the Company is terminated under Section 708(b)(1) of the Code or the date upon which the Company ceases to be a going concern (even though it may exist for purposes of winding up its affairs, paying its debts and distributing any remaining balance to its Members), and in respect to a Member where the Company is not in Liquidation, means the date upon which occurs the termination of the Member's entire Economic Interest in the Company by means of a Distribution or the making of the last of a series of Distributions (in one or more years) to such Member by the Company.

           1.20 "MAJORITY INTEREST" means one or more Percentage Interests of one or more Members which taken together exceed fifty percent (50%) of the aggregate of all Percentage Interests in both profits and capital.

           1.21 "MANAGER" means, Maurice Marciano, or any successor Manager(s) elected pursuant to Section 5.2. Each Manager, and any successor Manager, shall serve until his, her or its successor has been elected and qualified. A Manager may also be a Member, however, it is not necessary that a Manager be a Member.

           1.22 "MEMBER" means each Person who has been admitted to the Company as a Member in accordance with the Articles or this Agreement, or an Assignee who has become a Member in accordance with Article 7 and has not resigned, withdrawn, been expelled or, if other than an individual, dissolved.

           1.23 "MEMBER LOANS" is defined in Section 3.6.

           1.24 "MEMBER NONRECOURSE DEBT" shall have the meaning ascribed to the term "partner nonrecourse debt" in Regulations Section 1.704-2(b)(4).

           1.25 "MEMBER NONRECOURSE DEBT MINIMUM GAIN" means an amount with respect to each Member Nonrecourse Debt, equal to the Company Minimum Gain that would result if such Member Nonrecourse Debt were treated as a Nonrecourse Liability, determined in accordance with Regulations Section 1.704-2(i)(2).

           1.26 "MEMBER NONRECOURSE DEDUCTIONS" shall have the meaning ascribed to the term "partner nonrecourse deductions" in Regulations Section 1.704-2(i).

           1.27 "MEMBERSHIP INTEREST" means a Member's entire interest in the Company, including the Member's Economic Interest, any right to vote on or participate in the management of, and the right to receive information concerning the business and affairs of, the Company.

           1.28 "NONRECOURSE DEBT" shall have the meaning set forth in Regulations Section 1.704- 2(b)(3).

           1.29 "NONRECOURSE DEDUCTIONS" shall have the meaning, and the amount thereof shall be, as set forth in Regulations Section 1.704-2(c).

           1.30 "NONRECOURSE LIABILITY" shall have the meaning set forth in Regulations Section 1.704-2(b)(3).

           1.31 "PERCENTAGE INTEREST" means the percentage interest of a Member in the Company as set forth opposite the name of such Member under the column "Member's Percentage Interest" in Exhibit "A" hereto, as such percentage may be adjusted from time to time pursuant to the terms of this Agreement.

           1.32 "PERSON" means an individual, general partnership, limited partnership, limited liability company, corporation, trust, estate, real estate investment trust association or any other entity.

           1.33 "PROFITS" and "LOSSES" means, for each Fiscal Year or other period, an amount equal to the Company's taxable income or loss, as the case may be, for such year or period, determined in accordance with Section 703(a) of the Code (for this purpose, all items of income, gain, loss and deduction required to be stated separately pursuant to Section 703(a)(1) of the Code shall be included in taxable income or loss); provided, however, for purposes of computing such taxable income or loss: (i) any deductions for depreciation, cost recovery or amortization attributable to any assets of the Company shall be determined by reference to their Gross Asset Value, except that if the Gross Asset Value of an asset differs from its adjusted tax basis for federal income tax purposes at any time during such year or other period, the deductions for depreciation, cost recovery or amortization attributable to such asset from and after the date during such year or period in which such difference first occurs shall bear the same ratio to the Gross Asset Value as of such date as the federal income tax depreciation, amortization or other cost recovery deduction for such year or other period from and after such date bears to the adjusted tax basis as of such date; (ii) any gain or loss attributable to the taxable disposition of any property shall be determined by the Company as if the adjusted tax basis of such property as of such date of disposition was such Gross Asset Value reduced by all amortization, depreciation and cost recovery deductions (determined in accordance with clause (i) above) which are attributable to said property; (iii) the computation of all items of income, gain, loss and deduction shall be made without regard to any basis adjustment under Section 743 of the Code, which may be made by the Company; (iv) any receipts of the Company that are exempt from federal income tax and are not otherwise included in taxable income or loss shall be added to such taxable income or loss; and (v) any expenditures of the Company described in Section 705(a)(2)(B) of the Code or treated as expenditures described in Section 705(a)(2)(B) of the Code pursuant to Regulations Section 1.704-1(b) shall be subtracted from such taxable income or loss.

           1.34 "REGULATIONS" means, unless the context clearly indicates otherwise, the regulations currently in force as final or temporary that have been issued by the U.S. Department of Treasury pursuant to its authority under the Code, and the corresponding provisions of any successor regulations.

                                   ARTICLE 2.
                             ORGANIZATIONAL MATTERS

           2.1 FORMATION. Pursuant to the Act, the Members formed a California limited liability company under the laws of the State of California by filing the Articles with the California Secretary of State on November 12, 1999. The rights and liabilities of the Members shall be determined pursuant to the Act and this Agreement. To the extent that the rights or obligations of any Member are different by reason of any provision of this Agreement than they would be in the absence of such provision, this Agreement shall, to the extent permitted by the Act, control. Effective as of the date hereof, the Original Agreement is superceded and of no further force or effect.

           2.2 NAME. The name of the Company shall continue to be "Marciano Financial Holdings II, LLC." The business of the Company may be conducted under that name or, upon compliance with applicable laws, any other name that the Manager deems appropriate or advisable. The Manager shall file or cause to be filed any fictitious name certificates and similar filings, and any amendments thereto, that the Manager considers appropriate or advisable.

           2.3 TERM. The term of this Agreement shall be thirty (30) years from the date on which the Articles of Organization were filed with the California Secretary of State, unless extended or sooner terminated as hereinafter provided.

           2.4 OFFICE AND AGENT. The Company shall continuously maintain an office and registered agent in the State of California as required by the Act. The principal office of the Company shall be as the Manager may determine. The Company also may have such offices, anywhere within and without the State of California, as the Manager from time to time may determine, or the business of the Company may require. The registered agent shall be as stated in the Articles or as otherwise determined by the Manager.

           2.5 PURPOSE OF COMPANY. The purpose of the Company is to engage in any lawful activity for which a limited liability company may be organized under the Act. In addition, the Company is intended to provide liability protection to the members, to provide for centralized management of various assets owned by the Members, to provide a business succession plan for the eventual retirement of Paul Marciano and Maurice Marciano, and to provide for the harmonious co-ownership of such assets by their respective descendants following their deaths. Notwithstanding the foregoing, the Company shall not conduct any banking, insurance or trust company business.

                                   ARTICLE 3.
                              CAPITAL CONTRIBUTIONS

           3.1 INITIAL CAPITAL CONTRIBUTIONS. The Members previously made Initial Capital Contributions as set forth in the Original Agreement.

           3.2 ADDITIONAL CAPITAL CONTRIBUTIONS. The Members shall not be required to contribute additional capital to the Company.

           3.3 CAPITAL ACCOUNTS. The Company shall maintain on its books a Capital Account for each Member. For this purpose, "Capital Account" means with respect to each Member the amount of money contributed by such Member to the capital of the Company, increased by the Gross Asset Value of any property contributed by such Member to the capital of the Company (net of Liabilities securing such contributed property that the Company is considered to assume or take subject to under Section 752 of the Code), and the amount of any Profits allocated to such Member, and decreased by the amount of money distributed to such Member by the Company (exclusive of a guaranteed payment within the meaning of Section 707(c) of the Code paid to such Member), the Gross Asset Value of any property distributed to such Member by the Company (net of Liabilities securing such distributed property that such Member is considered to assume or take subject to under Section 752 of the Code), and the amount of any Losses charged to such Member. To the extent an adjustment to the tax basis of any Company asset is made pursuant to Code Sections 734(b) or 743(b), and such adjustment is required by Regulations Section 1.704-1(b)(2)(iv)(m), to be taken into account in determining Capital Accounts, the Capital Accounts of the Members shall be adjusted to reflect an item of gain (if the adjustment increases the basis of the asset) or loss (if the adjustment decreases such basis), which is specially allocated to the Members in a manner consistent with the manner in which their Capital Accounts are required to be adjusted pursuant to such Section of the Regulations. In the event the Gross Asset Values of Company assets are otherwise adjusted pursuant to the terms of this Agreement, the Capital Accounts of the Members shall be adjusted simultaneously to reflect the aggregate net adjustment as if the Company recognized gain or loss equal to the amount of such aggregate net adjustment and such gain or loss was allocated to the Members pursuant to the appropriate provisions of this Agreement. The foregoing Capital Account definition and the other provisions of this Agreement relating to the maintenance of Capital Accounts are intended to comply with Regulations Section 1.704-1(b), and shall be interpreted and applied in a manner consistent with such Regulations. The transferee of all or a portion of an Economic Interest shall succeed to that portion of the transferor's Capital Account which is allocable to the portion of the Economic Interest transferred. A Member who has more than one Economic Interest in the Company shall have a single Capital Account that reflects all such Economic Interests, regardless of the class of Economic Interests owned by such Member and of the time or manner in which the Economic Interests were acquired.

           3.4 TREATMENT OF CAPITAL CONTRIBUTIONS. Except as otherwise specifically set forth in this Agreement, no Member shall:

                  3.4(a) receive any interest on its Capital Contributions or on the balance in its Capital Account;

                  3.4(b) have the right to withdraw or reduce its Capital Contributions or to receive any Distributions from the Company except for the Distributions to be made in accordance with this Agreement;

                  3.4(c) have the right to demand or receive property other than cash in return for its Capital Contributions or as Distributions;

                  3.4(d) be compelled to accept a Distribution of any asset in kind from the Company in lieu of a proportionate Distribution of cash being made to other Members; or

                  3.4(e) have priority over any other Member with respect to a return of Capital Contributions or the allocations of Profits, Losses or Distributions of Distributable Cash, except as set forth in this Agreement.

           3.5 NO OBLIGATION TO FUND CAPITAL ACCOUNT DEFICIT. Notwithstanding anything to the contrary in this Agreement, if, after the Liquidation, allocations and Distributions described in Section 9.5, a Member has a deficit balance in his, her or its Capital Account, such Member shall not be required to fund any such deficit balance in his, her or its Capital Account.

           3.6 MEMBER LOANS. Any Member or an Affiliate may make a loan to the Company requested by the Manager to the extent required to pay the Company's operating expenses, including debt service. Any such loan shall bear interest at the Prime or Reference Rate of Wells Fargo Bank or its successor from time to time plus two percent (2%), compounded monthly, and be payable as provided in Sections 6.12 and 9.5 hereof.


                                   ARTICLE 4.
                                     MEMBERS

           4.1 LIMITED LIABILITY. Except as required under the Act or as expressly set forth in this Agreement, no Member shall be personally liable for any debt, obligation, or liability of the Company, whether that liability or obligation arises in contract, tort, or otherwise.

           4.2 ADMISSION OF ADDITIONAL MEMBERS. The Manager may admit to the Company additional Members, from time to time, subject to the following:

                  4.2(a) The Manager and a Majority Interest of all Members must consent to the admission of any new Member.

                  4.2(b) The additional Member shall make a Capital Contribution in such amount and on such terms as the Manager determines to be appropriate based on the needs of the Company, the net value of the Company's assets, the Company's financial condition and the benefits anticipated to be realized by the additional Member; provided, however, that the Economic Interests of all existing Members must be affected similarly (on a relative basis) unless the prior written consent of the adversely affected Member(s) is obtained; and

                  4.2(c) No additional Member shall be admitted if the effect of such admission would be to terminate the Company within the meaning of Code
Section 708(b).

           4.3 WITHDRAWALS OR RESIGNATIONS. No Member may withdraw or resign from the Company without the prior written consent of the Manager. No withdrawing or resigning Member shall be entitled to receive the fair value of his, her or its Membership Interest on withdrawal or resignation.

           4.4 TRANSACTIONS WITH THE COMPANY. Subject to any limitations set forth in this Agreement and with the prior written approval of the Manager, or all of the Managers if there is more than one Manager, after full disclosure of the Member's involvement, a Member may lend money to and transact other business with the Company. Subject to other applicable law, such Member shall have the same rights and obligations with respect thereto as a Person who is not a Member.

           4.5 REMUNERATION TO MEMBERS. Except as specifically authorized in this Agreement, no Member is entitled to remuneration for acting in the Company business, subject to the entitlement of the Members winding up the affairs of the Company to reasonable compensation pursuant to Section 9.3.

           4.6 MEETINGS OF MEMBERS. Meetings of Members may be held in accordance with the Act.

                                   ARTICLE 5.
                      MANAGEMENT AND CONTROL OF THE COMPANY

           5.1 MANAGEMENT OF THE COMPANY BY MANAGER.

                  5.1(a) EXCLUSIVE MANAGEMENT BY MANAGER. Subject to the provisions of 11.1, the business, property and affairs of the Company shall be managed exclusively by the Manager. Except for situations in which the approval of the Members is expressly required by the Articles or this Agreement, the Manager shall have full, complete and exclusive authority, power, and discretion to manage and control the business, property and affairs of the Company, to make all decisions regarding those matters and to perform, or cause to be performed, any and all other acts or activities customary or incident to the management of the Company's business, property and affairs.

                  5.1(b) ACTION BY MANAGER. Subject to the provisions of Section 11.1, all actions taken and decisions made with respect to the management of the property and affairs of the Company shall, except as expressly provided otherwise herein, be made by the Manager. If at any time a partnership, corporation, limited liability company, trust or other entity or association is serving as a Manager of the Company, all actions to be taken by that Manager shall be taken by that Manager's partners, officers or directors, members or managers, or fiduciaries in accordance with the instrument governing the administration of such entity and appropriate governing law. At any time that more than one (1) Manager is serving hereunder, the Managers shall act by majority vote.

                  5.1(c) AGENCY AUTHORITY OF MANAGER. The Manager is authorized to endorse checks, drafts, and other evidences of indebtedness made payable to the order of the Company, and to sign contracts and obligations on behalf of the Company.

           5.2 APPOINTMENT OF MANAGER.

                  5.2(a) NUMBER AND QUALIFICATIONS. The Company shall have one
(1) Manager which initially shall be Maurice Marciano. The management rights of a Manager shall be personal to the Manager and shall not pass to, or be assignable to, the Manager's estate, heirs, successors or assigns. Unless otherwise filled in accordance with Section 5.2(d) below, at such time as Maurice Marciano ceases to serve as the Manager of the Company, Paul Marciano shall serve as the Manager of the Company.

                  5.2(b) RESIGNATION. A Manager may resign at any time by giving written notice to the Members without prejudice to the rights, if any, of the Company under any contract to which the Manager is a party. The resignation of a Manager shall take effect upon receipt of that notice or at such later time as shall be specified in the notice; and, unless otherwise specified in the notice, the acceptance of the resignation shall not be necessary to make it effective. The resignation of a Manager who is also a Member shall not affect the Manager's rights as a Member and shall not constitute a withdrawal of a Member.

                  5.2(c) REMOVAL. The Members shall not have the right to remove a Manager.

                  5.2(d) VACANCIES. Any vacancy occurring for any reason in the position of the Manager may be filled by the affirmative vote of Members holding a Majority Interest of the Membership Interests.

                  5.2(e) MEMBERS HAVE NO MANAGERIAL AUTHORITY. Subject to the provisions of Section 26., the Members shall have no power to participate in the management of the Company except as expressly authorized by this Agreement or the Articles and except as expressly required by the Act. No Member, acting solely in such capacity, is an agent of the Company. Unless expressly and duly authorized in writing to do so by the Manager, no Member shall have any power or authority to bind or act on behalf of the Company in any way, to pledge its credit, to execute any instrument on its behalf, or to render it liable for any purpose.

           5.3 PERFORMANCE OF DUTIES: LIABILITY OF MANAGER. The Manager shall perform his, her or its managerial duties in good faith, in a manner he, she or it reasonably believes to be in the best interests of the Company and its Members, and with such care, including reasonable inquiry, as an ordinarily prudent person in a like position would use under similar circumstances. In performing his, her or its duties, the Manager shall be entitled to rely on information, opinions, reports or statements, including financial statements and other financial data, of the following Persons or groups unless they have knowledge concerning the matter in question that would cause such reliance to be unwarranted and provided that the Manager acts in good faith and after reasonable inquiry when the need therefor is indicated by the circumstances:

                  5.3(a) one or more officers, employees or other agents of the Company whom the Manager reasonably believes to be reliable and competent in the matters presented; or

                  5.3(b) any attorney, independent accountant, or other Person as to matters which the Manager reasonably believes to be within such Person's professional or expert competence.

A Manager who so performs the duties of Manager shall not have any liability by reason of being or having been a Manager of the Company. A Manager shall not be liable to the Company or to any Member for any loss or damage sustained by the Company or any Member, unless the loss or damage shall have been the result of fraud, deceit, gross negligence, reckless or intentional misconduct, or a knowing violation of law by the Manager. Under no circumstances shall any director, officer, shareholder, member, manager, partner, employee, agent or Affiliate of any Manager have any personal responsibility for any liability or obligation of the Manager (whether on a theory of alter ego, piercing the corporate veil or otherwise), and any recourse permitted under this Agreement or otherwise of the Members, any former Member, or the Company against a Manager shall be limited to the assets of the Manager as they may exist from time to time.

           5.4 DEVOTION OF TIME. The Manager is not obligated to devote all of his, her or its time or business efforts to the affairs of the Company. The Manager shall devote whatever time, effort and skill he, she or it deems appropriate for the operation of the Company.

           5.5 TRANSACTIONS BETWEEN THE COMPANY AND THE MANAGER. Notwithstanding that it may constitute a conflict of interest, the Manager may, and may cause his, her or its Affiliates to, engage in any transaction (including, without limitation, the purchase, sale, lease or exchange of any property or the rendering of any service, or the establishment of any salary, other compensation, or other terms of employment) with the Company so long as such transaction is not expressly prohibited by this Agreement and so long as the terms and conditions of such transaction, on an overall basis, are fair and reasonable to the Company and are at least as favorable to the Company as those that are generally available from Persons capable of similarly performing them and in similar transactions between parties operating at arm's length.

           5.6 PAYMENTS TO MANAGER. The Manager, and/or any Affiliate of the Manager, shall be entitled to reasonable remuneration from time to time for services rendered or goods provided to the Company.

           5.7 EXPENSES. The Company shall reimburse the Manager and its Affiliates for the actual cost of goods and materials used for or by the Company. The Company shall also pay or reimburse the Manager or its Affiliates for overhead expenses including, without limitation, rent and general office expenses, to the extent related to the conduct of the Company's business.

           5.8 ACTS OF MANAGER AS CONCLUSIVE EVIDENCE OF AUTHORITY. Any note, mortgage, evidence of indebtedness, contract, certificate, statement, conveyance or other instrument in writing, and any assignment or endorsement thereof, executed or entered into between the Company and any other Person, when signed by the Manager(s) in accordance with Section 5.1(c) is not invalidated as to the Company by any lack of authority of the signing Manager in the absence of actual knowledge on the part of the other Person that the signing Manager had no authority to execute the same.

           5.9 LIMITED LIABILITY. No Person who is a Manager of the Company shall be personally liable under any judgment of a court, or in any other manner, for any debt, obligation, or liability of the Company, whether that liability or obligation arises in contract, tort, or otherwise, solely by reason of being a Manager of the Company.


                                   ARTICLE 6.
                         ALLOCATIONS OF PROFIT AND LOSS
                                AND DISTRIBUTIONS

           Subject to the provisions of Section 11.2, all allocations of profit and loss and all distributions shall be determined in accordance with the provisions of this Article 6.

           6.1 TIME OF ALLOCATIONS AND DISTRIBUTIONS. Distributions of Distributable Cash and the determination of Profit and Loss allocations shall be made as soon as practicable after the end of each Fiscal Year of the Company. The Manager may, in his, her or its sole discretion, make distributions of Distributable Cash at intervals during a Fiscal Year, and prior to the final determination of Profit and Loss allocations and distributions to be made for that Fiscal Year. However, any distributions prior to the end of a Fiscal Year shall be deemed only an advance against the Distributions to be made at the end of that Fiscal Year and shall be subject to a final determination of the actual amount to be distributed for that Fiscal Year.

           6.2 ALLOCATIONS OF PROFITS AND LOSSES. In each Fiscal Year of the Company, Profits and Losses shall be allocated to the Members as follows:

                  6.2(a) Losses shall be allocated (i) first, in proportion and up to positive Capital Account balances until they are reduced to zero; (ii) second, in proportion and up to the amounts which will bring negative Capital Account balances into the ratio of Percentage Interests; and (iii) thereafter, in proportion to Percentage Interests.

                  6.2(b) Profits shall be allocated, (i) first, to offset Losses previously allocated under Section 6.2(a), in reverse order thereof; and (ii) thereafter, in proportion to Percentage Interests.

                  6.2(c) Losses allocated pursuant to Section 6.2(a) hereof shall not exceed the maximum amount of Losses that can be so allocated without causing any Member to have an Adjusted Capital Account Deficit at the end of any Fiscal Year. In the event some, but not all, of the Members would have Adjusted Capital Account Deficits as a consequence of an allocation of Losses pursuant to
Section 6.2(a), the limitation set forth in this Section 6.2(c) shall be applied on a Member-by-Member basis so as to allocate the maximum permissible Loss to each Member under Regulations Section 1.704-1(b)(2)(ii)(d). In the event Losses are allocated to any Member(s) under this Section 6.2(c), Profits shall first be allocated to those Members in proportion and up to the amount of such Losses, before any other allocation of Profits under this Section 6.2.

           6.3 NONRECOURSE DEDUCTIONS; MINIMUM GAIN CHARGEBACK.

                  6.3(a) Nonrecourse Deductions of the Company (other than Member Nonrecourse Deductions) shall be aggregated with all other items of Company income, gain, loss and deduction in determining Profits and Losses of the Company.

                  6.3(b) Except as provided in Regulations Section 1.704-2(f)(2) and (3), if there is a net decrease in Company Minimum Gain for a Company taxable year, each Member shall be allocated items of Company income and gain for that year equal to that Member's share of the net decrease in Company Minimum Gain, as determined under Regulations Section 1.704-2(g)(2). Any Company Minimum Gain required to be charged back pursuant to the preceding sentence shall consist first of gain recognized from the disposition of Company property subject to one or more Nonrecourse Liabilities of the Company (other than any Member Nonrecourse Debt), and then if necessary of a pro rata portion of the Company's other items of income and gain for that year. If the amount of Company Minimum Gain required to be recognized pursuant to the first sentence of this
Section 6.3(b) exceeds the Company's income and gains for that year, such excess shall carry over and be recognized under this Section 6.3(b) in each succeeding year until such excess is eliminated.

           6.4 MEMBER NONRECOURSE DEDUCTIONS.

                  6.4(a) Member Nonrecourse Deductions for any Fiscal Year shall, notwithstanding any other provision of this Article 6, be allocated to the Member or Members who bear the economic risk of loss for the Member Nonrecourse Debt to which the Member Nonrecourse Deductions are attributable under Regulations Section 1.704-2(c). Economic risk of loss shall be determined under the rules of Regulations Section 1.752-2. If more than one Member bears the economic risk of loss for a Member Nonrecourse Debt, any Member Nonrecourse Deduction attributable thereto shall be allocated to the Members in accordance with the ratios in which they share such risk of loss.

                  6.4(b) Except as provided in Regulations Section 1.704-2(i)(4), if there is a net decrease in the minimum gain attributable to a Member Nonrecourse Debt of the Company during a taxable year, then each Member with a share of minimum gain attributable to Member Nonrecourse Debt at the beginning of such taxable year shall be allocated income and gain for the taxable year (and, if necessary, subsequent years) in proportion to, and to the extent of the portion of the Member's share of the net decrease in minimum gain attributable to such Member Nonrecourse Debt. Any minimum gain required to be charged back pursuant to the preceding sentence shall consist first of gains recognized from the disposition of Company property subject to Member Nonrecourse Debt, and then if necessary of a pro rata portion of the Company's other items of income and gain for that year.

           6.5 QUALIFIED INCOME OFFSET. Notwithstanding Section 6.2, after the application of Sections 6.3 and 6.4, and in the event any Members unexpectedly receive any adjustments, allocations, or distributions described in Regulations
Section 1.704-1(b)(2)(ii)(d)(4), (5), or (6), items of Company Profits shall be specially allocated to such Members in an amount and manner sufficient to eliminate the deficit balances in their Capital Accounts (excluding from such deficit balance amounts Members are obligated to restore under this Agreement) created by such adjustments, allocations, or distributions as quickly as possible and in a manner which complies with Regulations Section 1.704-1(b)(2)(ii)(d).

           6.6 TREATMENT OF SPECIAL ALLOCATIONS. Any special allocations of items of Company income and gain pursuant to Sections 6.3, 6.4 and 6.5 are intended to comply with the requirements of Regulations Section 1.704-2 and shall be construed and applied consistent therewith. Such special allocations shall be taken into account in computing subsequent allocations of Net Profits and Net Losses pursuant to this Article 6, so that the net amount of any items so allocated and the Profits, Losses and all other items allocated to each Member pursuant to this Article 6 shall, to the extent possible, be equal to the net amount that would have been allocated to each such Member pursuant to the provisions of this Article 6 if Sections 6.3, 6.4 and 6.5 had not applied.

           6.7 TAX CREDITS. All tax credits shall, subject to the applicable provisions of the Code and Regulations Section 1.704-1(b), be allocated to the Members in accordance with their respective Percentage Interests in the Company as of the time the tax credit arises. Each Member's allocable share of any tax credit recapture shall bear the same ratio to the total credit recapture as such Member's share of the original tax credit subject to recapture.

           6.8 DEPRECIATION RECAPTURE. To the extent possible, each Member's allocable share of Company Profits which is characterized as ordinary income pursuant to Sections 1245 or 1250 of the Code, with respect to the disposition of an item of Company property, shall bear the same ratio to the total Profits of the Company so characterized as such Member's share of the past depreciation and/or cost recovery deductions taken with respect to the item of property bears to all the Member's past depreciation and/or cost recovery deductions with respect to that property.

           6.9 DIFFERING TAX BASIS; TAX ALLOCATION. The Members shall cause depreciation and/or cost recovery deductions and gain or loss with respect to each item of property to be allocated among the Members for federal income tax purposes in accordance with the principles of Section 704(c) of the Code and Regulations promulgated thereunder, so as to take into account the variation, if any, between the adjusted tax basis of such property and its Gross Asset Value. Any elections or other decisions relating to such allocations shall be made by the Manager in any manner that reasonably reflects the purpose and intention of this Agreement. Allocations pursuant to this Section 6.9 are solely for purposes of federal and state income taxes and shall not affect, or in any way be taken into account in computing, any Member's Capital Account or share of Profits, Losses, other items or distributions pursuant to any provisions of this Agreement.

           6.10 SHARING BETWEEN TRANSFEROR AND TRANSFEREE.

                  6.10(a) Upon the transfer of all or any part of the Interest of a Member, Profits and Losses shall be allocated between the transferor and transferee on the basis of the computation method which in the reasonable discretion of the Manager is in the best interests of theCompany, provided such method is in conformity with the methods prescribed by Section 706 of the Code and Regulations Section 1.706-1(c)(2)(ii). Distributions of Distributable Cash shall be made to the holder of record of an Economic Interest on the date of distribution. Any transferee of an Economic Interest shall succeed to the Capital Account of the transferor Member to the extent it relates to the transferred Economic Interest; provided, however, that if such transfer causes a termination of the Company pursuant to Section 708(b)(1)(B) of the Code, the Capital Accounts of all Members, including the transferee, shall be redetermined as of the date of such termination in accordance with Regulations Section 1.704-1(b).

                  6.10(b) Subject to the provisions of the Regulations Section 1.704-1(b), adjustments to the adjusted tax basis of Company property under Sections 743 and 732(d) of the Code shall not be reflected in the Capital Account of the transferee Member or on the books of the Company, and subsequent Capital Account adjustments for distributions, depreciation, amortization, and gain or loss with respect to such property shall disregard the effect of such basis adjustment.

           6.11 EXCESS NONRECOURSE LIABILITY SAFE HARBOR. Pursuant to Regulations Section 1.752- 3(a)(3), solely for purposes of determining each Member's proportionate share of the "excess nonrecourse liabilities" of the Company (as defined in Regulations Section 1.752-3(a)(3)), the Members' respective interests in Company Profits shall be their respective Percentage Interests.

           6.12 DISTRIBUTION OF DISTRIBUTABLE CASH. Except as provided in
Section 9.5, in each Fiscal Year of the Company, Distributions of Distributable Cash shall be made to each of the Members as follows: (i) first, to repay any Member Loans, including accrued interest thereon in proportion and up to the outstanding balance of such Member Loans; and (ii) thereafter, in accordance with their Percentage Interests.

           6.13 IN-KIND DISTRIBUTIONS. Assets of the Company (other than cash) shall not be distributed in kind to the Members without the prior approval of all Members. If any assets of the Company are distributed to the Members in kind for purposes of this Agreement, such assets shall be valued on the basis of the Gross Asset Values thereof (without taking into account Section 7701(g) of the Code) on the date of distribution. Any Member entitled to any interest in such assets shall receive such interest as a tenant-in-common with the other Member(s) so entitled with an undivided interest in such assets in the amount agreed to by such Members. Upon such Distribution, the Capital Accounts of the Members shall be adjusted to reflect the amount of gain or loss that would have been allocated to the Members pursuant to the appropriate provisions of this Agreement had the Company sold the assets being distributed for their Gross Asset Values (taking into account Section 7701(g) of the Code) immediately prior to their distribution.

           6.14 RESTRICTION ON DISTRIBUTIONS.

                  6.14(a) No Distribution shall be made if, after giving effect to the Distribution:

                           (i) The Company would not be able to pay its debts as
they become due in the usual course of business; or

                           (ii) The Company's total assets would be less than
the sum of its total liabilities plus, unless this Agreement provides otherwise, the amount that would be needed, if the Company were to be dissolved at the time of the Distribution, to satisfy the preferential rights of other Members, if any, upon dissolution that are superior to the rights of the Member receiving the Distribution.

                  6.14(b) The Manager may base a determination that a Distribution is not prohibited hereunder on any of the following:

                           (i) Financial statements prepared on the basis of
accounting practices and principles that are reasonable in the circumstances;

                           (ii) A fair valuation; or

                           (iii) Any other method that is reasonable in the
circumstances.

The effect of a Distribution is measured as of the date the Distribution is authorized if the payment occurs within 120 days after the date of authorization, or the date payment is made if it occurs more than 120 days of the date of authorization.

                  6.14(c) A Manager who makes a Distribution in violation of this Agreement or the Act is personally liable to the Company for the amount of the Distribution that exceeds what could have been distributed without violating this Agreement or the Act if it is established that such Manager did not act in compliance with Section 6.14(a) or Section 9.6. Any Manager who is so liable shall be entitled to compel contribution from (i) each other Manager who also is so liable and (ii) each Member for the amount the Member received with knowledge of facts indicating that the distribution was made in violation of the Agreement or the Act.

           6.15 RETURN OF DISTRIBUTIONS. Except for Distributions made in violation of the Act or this Agreement, no Member or Economic Interest Owner shall be obligated to return any Distribution to the Company or pay the amount of any Distribution for the account of the Company or to any creditor of the Company. The amount of any Distribution returned to the Company by a Member or Economic Interest Owner or paid by a Member or Economic Interest Owner for the account of the Company or to a creditor of the Company shall be added to the account or accounts from which it was subtracted when it was distributed to the Member or Economic Interest Owner.

           6.16 DISTRIBUTIONS OF TAX CASH. If, on April 1 of each calendar year during the term of the Company, there is Distributable Cash available, such Distributable Cash shall be distributed to the Members, in percentages equal to their respective Percentage Interests and in amounts to be computed by multiplying (a) the amount of net positive Company income, if any, which is reflected or is reasonably expected to be reflected on the Company's federal return of income for the immediately preceding tax year by (b) a percentage equal to the highest marginal tax rate percentage imposed on ordinary income wage earnings which are earned during the same tax year by married taxpayers filing joint tax returns, and then subtracting from the resulting product the cumulative amount of regular distributions of cash made to all Members during such preceding tax year pursuant to the terms of this Agreement. Distributions to be made pursuant to the provisions of this Section 6.16 shall take precedence and priority over Distributions provided for in the previous Sections of this
Article 6.

                                   ARTICLE 7.
                      TRANSFER AND ASSIGNMENT OF INTERESTS

           7.1 TRANSFER AND ASSIGNMENT OF INTERESTS. Subject to Sections 7.3 and 7.4, a Member may sell, assign, transfer, encumber or otherwise dispose of a Membership Interest without the consent of the Manager or the other Members. Transfers in violation of this Article 7 shall only be effective to the extent set forth in Section 7.10. After the consummation of any transfer of any part of a Membership Interest, the Membership Interest so transferred shall continue to be subject to the terms and provisions of this Agreement, and any further transfers shall be required to comply with all the terms and provisions of this Agreement.

           7.2 FURTHER RESTRICTIONS ON TRANSFER OF INTERESTS. In addition to other restrictions found in this Agreement, no Member shall transfer, assign, convey, sell, encumber or in any way alienate all or any part of his, her or its Membership Interest: (i) without registration under applicable federal and state securities laws, or if requested by the Manager, unless such Member delivers an opinion of counsel satisfactory to the Manager that registration under such laws is not required; and (ii) if the Membership Interest to be transferred, assigned, sold or exchanged, when added to the total of all other Membership Interests sold or exchanged in the preceding twelve (12) consecutive months prior thereto, would cause the termination of the Company under the Code, as determined by the Manager.

           7.3 RIGHT OF FIRST REFUSAL. The existing Members shall have a right of first refusal to acquire the interest (the "Offered Interest") of any Member attempting to sell or otherwise transfer the Offered Interest (the "Transferring Member") on the following terms and conditions, except if such transfer is a "Permitted Transfer," as defined in Section 7.5.

                  7.3(a) If any Transferring Member receives a bona fide offer from a third party (the "Offeror") to purchase the Offered Interest, the Transferring Member shall first give written notice to the other Members (the "Offerees") so that the Offerees have the first right to purchase the Offered Interest. The notice shall contain the price and a complete designation of the terms on which the Offeror has offered to purchase the Offered Interest.

                  7.3(b) If the proposed transfer by the Transferring Member is a gift, bequest or part- gift part-sale, the Transferring Member shall first give written notice to the Offerees so that the Offerees have the first right to purchase the Offered Interest, and such notice shall constitute an offer to sell the Offered Interest at its fair market value, as determined under Section 7.6.

                  7.3(c) Within thirty (30) days of receipt of the notice given by the Transferring Member, or within fifteen (15) days after determination of the fair market value of the Offered

Interest under Section 7.6 if the fair market value of the Offered Interest is to be determined under Section 7.6 (the "Offer Period"), the Offerees shall in writing either accept the offer to purchase the Offered Interest on the terms provided in the notice or reject the offer. If more than one Offeree elects to purchase the Offered Interest, each subscribing Offeree shall have the right to purchase a pro rata portion of the Offered Interest in such proportion as each subscribing Offeree's interest in the Company bears to the combined Membership Interests of all subscribing Members. Failure by the Offerees to agree to purchase the entire Offered Interest, in writing, within the Offer Period shall be deemed a rejection by the Offerees.

                  7.3(d) If the offer to sell to the Offerees is rejected, either by written notice of the Offerees or by failure to accept the offer in writing within the Offer Period, the Transferring Member may transfer the Offered Interest on the terms described in the notice within ninety (90) days after the rejection by the Offerees (by written notice or failure to accept within the Offer Period, as the case may be). If the terms of the sale or transfer change or if the Transferring Member desires to sell or transfer the Offered Interest more than ninety (90) days after rejection by the Offerees, the sale or transfer shall again be subject to this Article 7.

           7.4 TRANSFEREE ENTITLED TO ECONOMIC INTEREST ONLY. The transferee of the interest of a Member shall only be entitled to receive the assigning Member's share of allocable income and loss and distributions to the extent of the interest assigned, and no other rights of the assigning Member hereunder, unless such Assignee (a) is admitted to the Company as a substitute Member with the consent of the Manager and a Majority Interest of all Members and (b) executes an agreement in form acceptable to the Manager accepting admission to the Company and agreeing to be bound by all of the terms and conditions of this Agreement.

           7.5 PERMITTED TRANSFER. A "Permitted Transfer" is a transfer of an interest by a Member to a Family Member; to a trust for the benefit of a Member or one or more of a Member's Family Members; or, in the case of a Member which is a partnership, corporation or trust, to one or more of such Member's partners, shareholders, current beneficiaries, Family Members of such current beneficiaries or trusts for the benefit of such current beneficiaries or Family Members of such current beneficiaries, respectively (any of whom is an "Indirect Individual Transferee"). References to a "Family Member" are to the issue of an individual Member's grandparents and, if the Member is not an individual, to the issue of the grandparents of its Indirect Individual Transferees.

           7.6 DETERMINATION OF PURCHASE PRICE. For purposes of determining the purchase price under Section 7.3 of an Offered Interest that is to be transferred by gift, bequest or part-gift part-sale, fair market value shall be determined as follows:

                  7.6(a) The Offerees and the Transferring Member or the Transferring Member's successor shall attempt to agree on the fair market value of the Offered Interest within fifteen (15) days after the Transferring Member's delivery of the notice of intent to transfer the Offered Interest.

                  7.6(b) If the Offerees and the Transferring Member or the Transferring Member's successor cannot agree on the fair market value within such fifteen (15)-day period, the (i) Offerees holding more than 50% of the total interest in both capital and Profits of the Company and (ii) the Transferring Member or his or her successor shall each appoint an appraiser within thirty (30) days after the Transferring Member's delivery of the notice of intent to transfer the Offered Interest. The appraisers shall attempt to agree on the fair market value of the Offered Interest and, if they agree, their determination shall be binding on the Offerees and the Transferring Member or the Transferring Member's successor. If the appraisers cannot agree on the fair market value of the Offered Interest within fifty (50) days after delivery of such notice, the appraisers appointed by the Offerees and the Transferring Member or the Transferring Member's successor shall appoint a third appraiser within sixty (60) days after the delivery of such notice. If the appraisers cannot agree on the appointment of the third appraiser, a third appraiser shall be appointed as promptly as possible by the American Society of Appraisers or, if the American Society of Appraisers will not act, by the presiding judge of the Superior Court of the State of California for the County of Los Angeles. Within twenty (20) days after the appointment of the third appraiser, each previously appointed appraiser shall submit to the third appraiser a written determination of the fair market value of the Offered Interest. The third appraiser shall select the value of one appraiser (but not an average or any other value), which value shall be binding on the Offerees and the Transferring Member or the Transferring Member's successor.

                  7.6(c) Each appraiser appointed hereunder shall be qualified, knowledgeable and experienced in the appraisal of assets similar to the Offered Interest and of the type owned by the Company (as specified in Section 7.6(e) and shall not be an Affiliate of, or a direct or indirect employee or agent of, any Member, except in connection with the appraisals provided for under this
Section 7.6).

                  7.6(d) The Transferring Member or the Transferring Member's successor shall pay the fees and expenses of the appraiser appointed by such party, each Offeree shall pay its proportional share of the fees and expenses of the appraiser appointed by the Offerees, and the fees and expenses of the third appraiser shall be shared equally by the Transferring Member or the Transferring Member's successor and the Offerees (each of whom shall pay its proportional share thereof). If any appraiser is appointed by a Member after the expiration of the time period set by this Section 7.6 for such appointment, or if one of the appraisers appointed by a Member fails to act in accordance with this Agreement, that appraiser and his or her determination of fair market value shall be disregarded for purposes of the determination of the fair market value of the Offered Interest.

                  7.6(e) For purposes of this Section 7.6, fair market value means the price at which the Offered Interest would change hands between a willing buyer and willing seller, neither being under any compulsion to buy or to sell and both having reasonable knowledge of relevant facts, taking into consideration any relevant adjustments relating to lack of marketability and lack of control.

           7.7 SUBSTITUTION OF MEMBERS. A transferee of a Membership Interest shall have the right to become a substitute Member only if (i) the requirements of Section 7.2 relating to securities and tax requirements hereof are met, (ii) such Person executes an instrument satisfactory to the Manager accepting and adopting the terms and provisions of this Agreement, and (iii) such Person pays any reasonable expenses in connection with his, her or its admission as a new Member. The admission of a substitute Member shall not result in the release of the Member who assigned the Membership Interest from any liability that such Member may have to the Company.

           7.8 EFFECTIVE DATE OF PERMITTED TRANSFERS. Any Permitted Transfer of all or any portion of a Membership Interest shall be effective on the first day of the month following the date upon which the requirements of Sections 7.1, 7.2 and/or 7.7 have been met. The Manager shall provide the Members with written notice of such transfer as promptly as possible after the requirements of Sections 7.1, 7.2 and/or 7.7 have been met. Any transferee of a Membership Interest shall take subject to the restrictions on transfer imposed by this Agreement.

           7.9 RIGHTS OF LEGAL REPRESENTATIVES. If a Member who is an individual dies or is adjudged by a court of competent jurisdiction to be incompetent to manage the Member's person or property, the Member's executor, administrator, guardian, conservator, or other legal representative may exercise all of the Member's rights, with the exception of the Member's rights as a Manager, for the purpose of settling the Member's estate or administering the Member's property, including any power the Member has under the Articles or this Agreement to give an Assignee the right to become a Member. If a Member is a corporation, trust, or other entity and is dissolved or terminated, the powers of that Member may be exercised by his, her or its legal representative or successor.

           7.10 NO EFFECT TO TRANSFERS IN VIOLATION OF AGREEMENT. Upon any transfer of a Membership Interest in violation of this Article 7, the transferee shall have no right to vote or participate in the management of the business, property or affairs of the Company or to exercise any rights of a Member. Such transferee shall only be entitled to become an Economic Interest Owner and thereafter shall only receive the share of the Company's taxable income, taxable loss and Distributions of the Company's assets to which the transferor of such Economic Interest would otherwise be entitled. Notwithstanding the immediately preceding sentences, if, in the determination of the Manager, a transfer in violation of this Article 7 would cause the termination of the Company under
Section 708(b) of the Code, in the sole discretion of the Manager, the transfer shall be null and void and the purported transferee shall become neither a Member nor an Economic Interest Owner.

           7.11 OPTION TO PURCHASE NON-ECONOMIC INTEREST. Upon and contemporaneously with any transfer, assignment, conveyance or sale (whether arising out of an attempted charge upon that Member's Economic Interest by judicial process, a foreclosure by creditor of the Member or otherwise) of all or any portion of a Member's Economic Interest which does not at the same time transfer the balance of the rights associated with the Membership Interest transferred by the Member (including, without limitation, the rights of the Member to vote or participate in the management of the business, property and affairs of the Company), the Company shall purchase from the Member, and the Member shall sell to Company for a purchase price of one dollar ($1) for each Percentage Interest transferred, all remaining rights and interests retained by the Member that immediately before the transfer, assignment, conveyance or sale were associated with the transferred Economic Interest. Such purchase and sale shall not, however, result in the release of the Member from any liability to the Company as a Member. Each Member acknowledges and agrees that the right of the Company to purchase such remaining rights and interests from a Member who transfers a Membership Interest in violation of this Article 7 is not unreasonable under the circumstances existing as of the date hereof.

                                   ARTICLE 8.
                    ACCOUNTING, RECORDS, REPORTING BY MEMBERS

           8.1 BOOKS AND RECORDS. The books and records of the Company shall be kept, and the financial position and the results of its operations recorded, in accordance with the accounting methods followed for federal income tax purposes. The books and records of the Company shall reflect all the Company transactions and shall be appropriate and adequate for the Company's business. The Company shall maintain at its principal office all of the following:

                  8.1(a) A current list of the full name and last known business or residence address of each Member and Economic Interest Owner set forth in alphabetical order, together with the Capital Contributions, Capital Account and Percentage Interest of each Member and Economic Interest Owner;

                  8.1(b) A current list of the full name and business or residence address of each Manager;

                  8.1(c) A copy of the Articles and any and all amendments thereto together with executed copies of any powers of attorney pursuant to which the Articles or any amendments thereto have been executed;

                  8.1(d) Copies of the Company's federal, state, and local income tax or information returns and reports, if any, for the six (6) most recent taxable years;

                  8.1(e) A copy of this Agreement and any and all amendments thereto together with executed copies of any powers of attorney pursuant to which this Agreement or any amendments thereto have been executed;

                  8.1(f) Copies of the financial statements of the Company, if any, for the six (6) most recent Fiscal Years; and

                  8.1(g) The Company's books and records as they relate to the internal affairs of the Company for at least the current and past four (4) Fiscal Years.

           8.2 DELIVERY TO MEMBERS AND INSPECTION.

                  8.2(a) Upon the request of any Member or Economic Interest Owner for purposes reasonably related to the interest of that Person as a Member or Economic Interest Owner, the Manager shall promptly deliver to the requesting Member or Economic Interest Owner, at the expense of the Company, a copy of the information required to be maintained by Sections 8.1(a), (b) and (d).

                  8.2(b) Each Member, Manager and Economic Interest Owner shall have the right, upon reasonable request for purposes reasonably related to the interest of the Person as Member, Manager or Economic Interest Owner, to:

                           (i) inspect and copy during normal business hours any
of the Company records described in Sections 8.1(a) through 8.1(g); and

                           (ii) obtain from the Manager, promptly after their
becoming available, a copy of the Company's federal, state, and local income tax or information returns for each Fiscal Year.

                  8.2(c) Any request, inspection or copying by a Member or Economic Interest Owner under this Section 8.2 may be made by that Person or that Person's agent or attorney.

           8.3 ANNUAL STATEMENTS.

                  8.3(a) The Manager shall cause to be prepared at least annually, at Company expense, information necessary for the preparation of the Members' federal and state income tax returns. The Manager shall send or cause to be sent to each Member or Economic Interest Owner as soon as practicable after the end of each Fiscal Year such information as is necessary to complete federal and state income tax or information returns, and, a copy of the Company's federal, state, and local income tax or information returns for that year.

                  8.3(b) The Manager shall cause to be filed timely with the California Secretary of State all reports required by the Act, and with the appropriate authorities of any other State or jurisdiction all reports required by the laws of such State or jurisdiction in which the Company is qualified to transact business.

           8.4 FINANCIAL AND OTHER INFORMATION. The Manager shall provide such financial and other information relating to the Company or any other Person in which the Company owns, directly or indirectly, an equity interest, as a Member may reasonably request. The Manager shall distribute, promptly after the preparation or receipt thereof by the Manager, any financial or other information relating to any Person in which the Company owns, directly or indirectly, an equity interest, including any filings by such Person under the Securities Exchange Act of 1934, as amended, that is received by the Company with respect to any equity interest of the Company in such Person.

           8.5 FILINGS. The Manager, at Company expense, shall cause the income tax returns for the Company to be prepared and timely filed with the appropriate authorities. The Manager, at Company expense, shall also cause to be prepared and timely filed, with appropriate federal and state regulatory and administrative bodies, amendments to, or restatements of, the Articles and all reports required to be filed by the Company with those entities under the Act or other then current applicable laws, rules, and regulations. If a Manager required by the Act to execute or file any document fails, after demand, to do so within a reasonable period of time or refuses to do so, any other Manager or Member may prepare, execute and file that document with the California Secretary of State.

           8.6 BANK ACCOUNTS. The Manager shall maintain the funds of the Company in one or more separate bank accounts in the name of the Company, and shall not permit the funds of the Company to be commingled in any fashion with the funds of any other Person.

           8.7 ACCOUNTING DECISIONS AND RELIANCE ON OTHERS. All decisions as to accounting matters, except as otherwise specifically set forth herein, shall be made by the Manager. The Manager may rely upon the advice of their accountants as to whether such decisions are in accordance with accounting methods followed for federal income tax purposes.

           8.8 ACCOUNTING TO MEMBERS. Any accounting rendered to any Member shall be deemed final and conclusive nine (9) months after delivery unless the Member specifically objects in writing to some specific aspect of the report and delivers such written objection to the Manager. Such objection shall be deemed waived unless such Member commences an arbitration within ninety (90) days of the delivery of the written objection.

           8.9 TAX MATTERS FOR THE COMPANY HANDLED BY MANAGER. The Manager shall from time to time cause the Company to make such tax elections as he, she or it deems to be in the best interests of the Company and the Members. The Manager shall be designated as "Tax Matters Partner" (as defined in Code Section 6231), to represent the Company (at the Company's expense) in connection with all examinations of the Company's affairs by tax authorities, including resulting judicial and administrative proceedings, and to expend the Company funds for professional services and costs associated therewith. In his, her or its capacity as "Tax Matters Partner," the Manager shall oversee the Company tax affairs in the overall best interests of the Company.

           8.10 TAX STATUS AND RETURNS.

                  8.10(a) ACCOUNTANTS. The Company's accountant shall be selected by the Manager.

                  8.10(b) STATUS AS COMPANY FOR TAX PURPOSES. Any provision hereof to the contrary notwithstanding, solely for United States federal income tax purposes, each of the Members hereby confirms that the Company will be subject to all provisions of Subchapter K of Chapter 1 of Subtitle A of the Code; provided, however, the filing of U.S. Partnership Returns of Income shall not be construed to extend the purposes of the Company or expand the obligations or liabilities of the Members.

           8.11 DISCRETIONARY SECTION 754 ELECTION. Upon a transfer by a Member of an interest in the Company, which transfer is permitted by the terms hereof, or upon the death of a Member or the distribution of any Company property to one or more Members, the Manager, upon the request of one or more of the transferees or distributees, may, in the Manager's sole discretion cause the Company's accountants to file an election on behalf of the Company, pursuant to Section 754 of the

Code, to cause the basis of the Company's property to be adjusted for federal income tax purposes in the manner prescribed in Sections 734 or 743 of the Code, as the case may be. The cost of preparing said election, and any additional accounting expenses of the Company occasioned by said election, shall be borne by said transferees or distributees.

                                   ARTICLE 9.
                           DISSOLUTION AND WINDING UP

           9.1 DISSOLUTION. The Company shall be dissolved, its assets shall be disposed of, and its affairs wound up on the first to occur of the following:

                  9.1(a) Upon the happening of any event of dissolution specified in the Articles;

                  9.1(b) Upon the entry of a decree of judicial dissolution pursuant to the Act;

                  9.1(c) Upon the vote of a Majority Interest of the Members; or

                  9.1(d) The sale of all or substantially all of the assets of the Company.

           9.2 EVENTS NOT CAUSING DISSOLUTION. The death, insanity, Bankruptcy, dissolution or termination of a Member shall not cause a dissolution of the Company.

           9.3 WINDING UP. Upon the occurrence of any event specified in Section 9.1, the Company shall continue solely for the purpose of winding up its affairs in an orderly manner, liquidating its assets, and satisfying the claims of its creditors. The Manager, if he has not wrongfully dissolved the Company, or if he has, then the Members, shall be responsible for overseeing the winding up and liquidation of Company, shall take full account of the liabilities and assets of the Company, shall either cause its assets to be sold or distributed, and if sold (as promptly as is consistent with obtaining the fair market value thereof) shall cause the proceeds therefrom, to the extent sufficient therefor, to be applied and distributed as provided in Section 9.5. The Persons winding up the affairs of the Company shall give written notice of the commencement of winding up by mail to all known creditors and claimants whose addresses appear on the records of the Company. The Manager or Members winding up the affairs of the Company shall be entitled to reasonable compensation for such services.

           9.4 DISTRIBUTIONS IN KIND. Any non-cash asset distributed to one or more Members shall first be valued at its fair market value to determine the taxable income or taxable loss that would have resulted if such asset were sold for such value, such taxable income or taxable loss shall then be allocated pursuant to Article 6, and the Members' Capital Accounts shall be adjusted to reflect such allocations. The amount distributed and charged to the Capital Account of each Member receiving an interest in such distributed asset shall be the fair market value of such interest (net of any liability secured by such asset that such Member assumes or takes subject to). The fair market value of such asset shall be determined by the Manager or by the Members or if any Member objects, by an independent appraiser (any such appraiser must be recognized as an expert in valuing the type of asset involved) selected by the Manager or liquidating trustee and approved by the Members.

           9.5 ORDER OF PAYMENT AND DISTRIBUTION UPON DISSOLUTION. Upon a dissolution of the Company, the Members shall take or cause to be taken a full account of the Company's assets and liabilities as of the date of such dissolution and shall proceed with reasonable promptness to liquidate the Company's assets and to terminate its business. Subject to Section 27, the cash proceeds from the liquidation, as and when available therefor, shall be applied in the following order of priority:

                  9.5(a) to the payment of all taxes, debts and other obligations and liabilities of the Company and the necessary expenses of liquidation; PROVIDED, HOWEVER, that all debts, obligations and other liabilities of the Company as to which personal liability exists with respect to any Member shall be satisfied, or a reserve shall be established therefor, prior to the satisfaction of any debt, obligation or other liability of the Company as to which no such personal liability exists; and PROVIDED, FURTHER, that where a contingent debt, obligation or liability exists, a reserve, in such amount as the Manager deems reasonable and appropriate, shall be established to satisfy such contingent debt, obligation or liability, which reserve shall be distributed as provided in this subsection (a) only upon the termination of such contingency; and

                  9.5(b) the balance, if any, shall be distributed, first, to repay any Member Loans, in proportion and up to the outstanding balance of such Member Loans; and second, to the Members in proportion to and to the extent of their respective positive Capital Account balances after allocating all income and loss of the Company for all periods.

           9.6 LIMITATIONS ON PAYMENTS MADE IN DISSOLUTION. Except as otherwise specifically provided in this Agreement, each Member shall only be entitled to look solely to the assets of Company for the return of his, her or its positive Capital Account balance and shall have no recourse for his, her or its Capital Contribution and/or share of taxable income (upon dissolution or otherwise) against the Manager or any other Member except as provided in Article 10.

           9.7 CERTIFICATE OF CANCELLATION. The Manager or Members who filed the Certificate of Dissolution shall cause to be filed in the office of, and on a form prescribed by, the California Secretary of State, a Certificate of cancellation pursuant to the Act upon the completion of the winding up of the affairs of the Company.

           9.8 NO ACTION FOR DISSOLUTION. Except as expressly permitted in this Agreement, a Member shall not take any voluntary action that directly causes a dissolution of the Company. The Members acknowledge that irreparable damage would be done to the goodwill and reputation of the Company if any Member should bring an action in court to dissolve the Company under circumstances where dissolution is not required by Section 9.1. This Agreement has been drawn carefully to provide fair treatment of all parties and equitable payment in liquidation of the Economic Interests. Accordingly, except where the Manager has failed to liquidate the Company as required by this Article 9, each Member hereby waives and renounces his, her or its right to initiate legal action to seek the appointment of a receiver or trustee to liquidate the Company or to seek a decree of judicial dissolution of the Company on the ground that (a) it is not reasonably practicable to carry on the business of the Company in conformity with the Articles or this Agreement, or (b) dissolution is reasonably necessary for the protection of the rights or interests of the complaining Member. Damages for breach of this Section 9.8 shall be in monetary damages only (and not specific performance) and the damages may be offset against distributions by the Company to which such Member would otherwise be entitled.

                                   ARTICLE 10.
                          INDEMNIFICATION AND INSURANCE

           10.1 INDEMNIFICATION OF AGENTS. The Company shall indemnify any Person who was or is a party or is threatened to be made a party to any threatened, pending or completed action, suit or proceeding by reason of the fact that such Person is or was a Member, Manager, officer, employee or other agent of the Company or that, being or having been such a Member, Manager, officer, employee or agent, such Person is or was serving at the request of the Company as a manager, director, officer, employee or other agent of another limited liability company, corporation, partnership, joint venture, trust or other enterprise (all such Persons being referred to hereinafter as an "agent"), to the fullest extent permitted by applicable law in effect on the date hereof and to such greater extent as applicable law may hereafter from time to time permit.

           10.2 INSURANCE. The Company shall have the power to purchase and maintain insurance on behalf of any Person who is or was an agent of the Company against any liability asserted against such Person and incurred by such Person in any such capacity, or arising out of such Person's status as an agent, whether or not the Company would have the power to indemnify such Person against such liability under the provisions of Section 10.1 or under applicable law.

                                   ARTICLE 11.
                    PROVISIONS RELATING TO GUESS?, INC. STOCK

           Notwithstanding any other provision herein to the contrary, in order to comply with certain provisions of the Securities Act of 1933 (the "Securities Act"), the Securities Exchange Act of 1934 (the "Exchange Act") and the rules of the Securities and Exchange Commission issued under the Securities Act and the Exchange Act, the following provisions shall be applicable with respect to all shares of the common stock of Guess?, Inc. (the "Shares") contributed to the Company by the Members.

           11.1 CONTROL OVER SHARES. Each Member shall have sole and absolute management and control over the Shares contributed to the Company by such Member, including, without limitation, the authority to determine how to vote such securities and whether the Company should hold, sell, transfer, pledge, encumber or take any other action with respect to such securities and when to make distributions in respect of the securities pursuant to Section 11.2. Upon the death or incapacity of the Member, the other Member shall, acting in a fiduciary capacity for the benefit of the deceased or incapacitated Member, including any beneficiary to whom the deceased Member may have left his Membership Interest, have sole and absolute control over the Shares contributed to the Company by such deceased or incapacitated Member, including, without limitation, the authority to determine how to vote such securities and whether the Company should hold, sell, transfer, pledge, encumber or take any other action with respect to such securities. The other Member shall obtain no direct or indirect economic interest in the Shares or the proceeds from such shares by reason of this Section.

           11.2 ALLOCATIONS OF PROFIT AND LOSS AND DISTRIBUTIONS. All items of income, gain, loss and deduction in respect of the Shares contributed by a Member to the Company shall be allocated exclusively with respect to the membership interests currently held by such member, including without limitation allocations of profit and loss. All dividends and other distributions (whether in cash or in kind), stock splits, and all proceeds from the sale, pledge or other transaction in respect of the Shares contributed by a Member to the Company shall be distributed exclusively in respect of the membership interests currently held by such Member.

           11.3 EFFECT OF TRANSFER BY GIFT. Notwithstanding the foregoing, if any part of a Member's interest is transferred by gift (in the case of a gift to a trust, such gift shall not be deemed to occur until such transferor ceases to be a current beneficiary of such trust) in a Permitted Transfer, in accordance with the provisions of Section 7.5, the provisions of this Article 11 shall no longer apply to the Shares allocable to such transferred interest.

                                   ARTICLE 12.
                                  MISCELLANEOUS

           12.1 COUNSEL TO THE COMPANY. COUNSEL DRAFTING THIS AGREEMENT MAY ALSO BE COUNSEL TO ANY MANAGER, MEMBER, OR ANY AFFILIATE OF A MANAGER OR MEMBER. EACH MEMBER AND MANAGER SPECIFICALLY ACKNOWLEDGES THAT GREENBERG GLUSKER FIELDS CLAMAN MACHTINGER & KINSELLA LLP HAS REPRESENTED EACH OF THE MEMBERS AND MANAGERS ON AN ONGOING AND CONTINUOUS BASIS, AND HAS ACTED AS SCRIVENER IN DRAFTING THIS AGREEMENT IN ACCORDANCE WITH THE JOINT DIRECTION OF THE MEMBERS AND MANAGER. BECAUSE THERE ARE ACTUAL AND POTENTIAL CONFLICTS OF INTEREST AMONG THE MEMBERS AND MANAGER OF THE COMPANY, EACH MEMBER AND MANAGER ACKNOWLEDGES THAT HE, SHE OR IT IS AWARE THAT HE, SHE OR IT SHOULD HAVE SEPARATE REPRESENTATION TO AVOID THE POSSIBILITY THAT GREENBERG GLUSKER FIELDS CLAMAN MACHTINGER & KINSELLA LLP MAY BE INFLUENCED IN ITS DRAFTING OF THIS AGREEMENT BY ITS REPRESENTATION OF THE MEMBERS AND MANAGER. IT IS POSSIBLE THAT IF EACH MEMBER AND MANAGER HAD SEPARATE COUNSEL, SUCH COUNSEL MIGHT ATTEMPT TO STRUCTURE THIS AGREEMENT IN A FASHION DIFFERENT THAN THE STRUCTURE CONTEMPLATED AS SET FORTH HEREIN. BY HIS, HER OR ITS EXECUTION HEREOF, EACH MEMBER AND MANAGER CONFIRMS THAT HE, SHE OR IT HAS EITHER CONSULTED WITH SEPARATE COUNSEL, OR HAS DETERMINED NOT TO OBTAIN SUCH SEPARATE REPRESENTATION, AND AGREES TO WAIVE ANY CONFLICT IN THE DRAFTING OF THE AGREEMENT WHICH MAY HAVE BEEN CREATED BY GREENBERG GLUSKER FIELDS CLAMAN MACHTINGER & KINSELLA LLP BOTH REPRESENTING THE


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



MEMBERS AND MANAGERS INDIVIDUALLY AND ACTING AS THE SCRIVENER OF THIS
AGREEMENT.

           12.2 CONFIDENTIALITY AND PRESS RELEASES. The Members and their respective Affiliates hereby agree that it is in the best interest of the Company, the Members and their respective Affiliates that this Agreement, the business of the Company and all information regarding the business of the Company be kept confidential. Each of such parties agree that such parties will not take any action nor conduct themselves in any fashion, including giving press releases or granting interviews, that would disclose to third parties unrelated to the Company or the business conducted by the Company any aspect of the Company or the business of the Company without the unanimous prior written consent of all Members. To the extent that such prior consent is given, it may be conditioned upon approval of the text of any press release or the scope of any intended interview.

           12.3 COMPLETE AGREEMENT. This Agreement and the Articles constitute the complete and exclusive statement of agreement among the Members and Manager with respect to the subject matter herein and therein and replace and supersede all prior written and oral agreements or statements by and among the Members and Manager, or any of them. No representation, statement, condition or warranty not contained in this Agreement or the Articles shall be binding on the Members or Manager or have any force or effect whatsoever. To the extent that any provision of the Articles conflicts with any provision of this Agreement, the Articles shall control.

           12.4 BINDING EFFECT. Subject to the provisions of this Agreement relating to transferability, this Agreement shall be binding upon and inure to the benefit of the Members, and their respective successors and assigns.

           12.5 PARTIES IN INTEREST. Except as expressly provided in the Act, nothing in this Agreement shall confer any rights or remedies under or by reason of this Agreement on any Persons other than the Members and Manager and their respective successors and assigns, nor shall anything in this Agreement relieve or discharge the obligation or liability of any third Person to any party to this Agreement, nor shall any provision give any third person any right of subrogation or action over or against any party to this Agreement.

           12.6 PRONOUNS; STATUTORY REFERENCES. All pronouns and all variations thereof shall be deemed to refer to the masculine, feminine, or neuter, singular or plural, as the context in which they are used may require. Any reference to the Code, the Regulations, the Act or other statutes or laws shall include all amendments, modifications or replacements of the specific sections and provisions concerned.

           12.7 HEADINGS. All headings herein are inserted only for convenience and ease of reference and are not to be considered in the construction or interpretation of any provision of this Agreement.

           12.8 INTERPRETATION. In the event any claim is made by any Member relating to any conflict, omission or ambiguity in this Agreement, no presumption or burden of proof or persuasion shall be


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



implied by virtue of the fact that this Agreement was prepared by or at the request of a particular Member or his, her or its counsel.

           12.9 REFERENCES TO THIS AGREEMENT. Numbered or lettered articles, sections and subsections herein contained refer to articles, sections and subsections of this Agreement unless otherwise expressly stated.

           12.10 DISPUTED MATTERS; ARBITRATION. Except as otherwise provided in this Agreement, any controversy or dispute arising out of this Agreement, the interpretation of any of the provisions hereof, or the action or inaction of any Member or Manager hereunder shall be submitted to arbitration in Los Angeles County, California before a retired California Superior Court or Court of Appeal judge selected by the American Arbitration Association under the commercial arbitration rules then obtaining of said Association. Any award or decision obtained from any such arbitration proceeding shall be final and binding on the parties, and judgment upon any award thus obtained may be entered in any court having jurisdiction thereof. No action at law or in equity based upon any claim arising out of or related to this Agreement shall be instituted in any court by any Member or Manager except (a) an action to compel arbitration pursuant to this Section 12.10 or (b) an action to enforce an award obtained in an arbitration proceeding in accordance with this Section 12.10.

           12.11 EXHIBITS. All Exhibits attached to this Agreement. are incorporated and shall be treated as if set forth herein.

           12.12 SEVERABILITY. If any provision of this Agreement or the application of such provision to any Person or circumstance shall be held invalid, the remainder of this Agreement or the application of such provision to Persons or circumstances other than those to which it is held invalid shall not be affected thereby.

           12.13 ADDITIONAL DOCUMENTS AND ACTS. Each Member agrees to execute and deliver such additional documents and instruments and to perform such additional acts as may be necessary or appropriate to effectuate, carry out and perform all of the terms, provisions, and conditions of this Agreement and the transactions contemplated hereby.

           12.14 NOTICES. Any notice to be given or to be served upon the Company or any party hereto in connection with this Agreement must be in writing (which may include facsimile) and will be deemed to have been given and received when delivered to the address specified by the party to receive the notice. Such notices shall be given to a Member or Manager at the address specified in Exhibit "A" hereto. Any party may, at any time by giving five (5) days prior written notice to the other parties, designate any other Address in substitution of the foregoing address to which such notice shall be given.

           12.15 AMENDMENTS. All amendments to this Agreement shall be in writing and signed by all of the Members.

           12.16 RELIANCE ON AUTHORITY OF PERSON SIGNING AGREEMENT. If a Member is not a natural Person, neither the Company nor any Member shall (a) be required to determine the authority of the individual signing this Agreement to make any commitment or undertaking on behalf of such entity or to determine any fact or circumstance bearing upon the existence of the authority of such individual or (b) be responsible for the application or distribution of proceeds paid or credited to individuals signing this Agreement on behalf of such entity.

           12.17 NO INTEREST IN COMPANY PROPERTY; WAIVER OF ACTION FOR PARTITION. Subject to Section 11.1, no Member or Economic Interest Owner shall have any interest in specific property of the Company. Without limiting the foregoing, each Member and Economic Interest Owner irrevocably waives during the term of the Company any right that he, she or it may have to maintain any action for partition with respect to the property of the Company.

           12.18 MULTIPLE COUNTERPARTS. This Agreement may be executed in two or more counterparts, each of which shall be deemed an original, but all of which shall constitute one and the same instrument. Delivery of effective signature pages by facsimile transmission shall constitute effective and binding execution and delivery of this Agreement.

           12.19 ATTORNEY FEES. In the event that any dispute between the Company and the Members or among the Members should result in litigation or arbitration, the prevailing party(ies) in such dispute shall be entitled to recover from the other party(ies) all reasonable fees, costs and expenses of enforcing any right of the prevailing party(ies), including without limitation, reasonable attorneys' fees and expenses.

           12.20 TIME IS OF THE ESSENCE. All dates and times in this Agreement are of the essence.

           12.21 GOVERNING LAW. This Agreement and all the rights and obligations of the Members shall be governed and construed in accordance with the laws of the State of California.

           12.22 REMEDIES CUMULATIVE. The remedies under this Agreement are cumulative and shall not exclude any other remedies to which any Person may be lawfully entitled.


           IN WITNESS WHEREOF, the Manager and all of the Members of Marciano Financial Holdings, LLC, a California limited liability company, have executed this Agreement, effective as of the date written above.

                MANAGER                    /s / MAURICE MARCIANO
                                           -------------------------------------
                                           Maurice Marciano


                MEMBERS

                                           The Paul Marciano Trust, U/T/D
                                           February 20, 1986


                                           /s/ PAUL MARCIANO, TRUSTEE
                                           -------------------------------------
                                           Paul Marciano, Trustee

                                           The Maurice Marciano Trust, U/T/D
                                           February 24, 1986


                                           /s/ MAURICE MARCIANO, TRUSTEE
                                           -------------------------------------
                                           Maurice Marciano, Trustee

                                    EXHIBIT A
                                    ---------


                   MEMBERS AND PERCENTAGE MEMBERSHIP INTEREST


    MEMBER'S NAME AND ADDRESS                      MEMBER'S PERCENTAGE INTEREST
    -------------------------                      ----------------------------
MEMBERS
-------
The Paul Marciano Trust, U/T/D February 20, 1986              50%
Paul Marciano, Trustee
Southwest Pacific Investments
144 South Beverly Drive
Beverly Hills, CA 90212

The Maurice Marciano Trust, U/T/D February 20, 1986,          50%
Maurice Marciano, Trustee
Southwest Pacific Investments
144 South Beverly Drive
Beverly Hills, CA 90212





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